August 15, 2019

Jason Gorevic
Chief Executive Officer
Teladoc Health, Inc.
2 Manhattanville Road
Suite 300
Purchase, NY 10577

       Re: Teladoc Health, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           Form 10-Q for the Fiscal Quarter Ended June 30, 2019
           Filed July 31, 2019
           File No. 001-37477

Dear Mr. Gorevic:

        We have reviewed your July 31, 2019 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 23, 2019 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2019

Consolidated Statements of Operations
For the Quarterly Periods Ended June 30, 2019 and 2018, page 3

1. We note your response to comment 1. To comply with the guidance in Codification of
      Staff Accounting Bulletins (SAB) Topic 11B, please revise your Consolidated Statements of Operations and all other similar presentations in future filings by identifying the amount of applicable depreciation and amortization that is excluded from the caption
      `Cost of revenues.' For example, revise your financial statement line item to present Cost of revenues (exclusive of depreciation and amortization of $X shown separately below).
 Jason Gorevic
Teladoc Health, Inc.
August 15, 2019
Page 2

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Joseph
Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameJason Gorevic
                                                         Division of
Corporation Finance
Comapany NameTeladoc Health, Inc.
                                                         Office of
Telecommunications
August 15, 2019 Page 2
cc:       Adam Vandervoort
FirstName LastName